Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
SanDisk Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

										Three Months
	Fiscal Year Ended									Ended
	December 30,	December 29,		December 28,		January 2,		January 1,		April 2,
	2001	2002		2003		2005		2006		2006
Computation of Earnings:
Consolidated pretax income/(loss)	$(441,944)	$39,979		$241,881		$423,200		$613,307		$76,389
Interest expense (c)	138	7,580		7,640		8,526		17		87
Interest relating to lease guarantee of 50%-or-less-owned affiliate	—	—		—		—		594		—
Interest portion of operating lease expense (b)	1,069	912		926		1,199		1,246		657
Loss from 50%-owned affiliate	—	—		—		—		3,145		1,117
Equity income of business ventures	(856)	(1,294)		(148)		(659)		(719)		(168)

Adjusted Earnings	$(441,593)	$47,177		$250,299		$432,266		$617,590		$78,082

Computation of Fixed Charges:
Interest expense (c)	$138	$7,580		$7,640		$8,526		$17		$87
Interest relating to lease guarantee of 50%-or-less-owned affiliate	—	—		—		—		594		—
Interest portion of operating lease expense (b)	1,069	912		926		1,199		1,246		657

Fixed Charges	$1,207	$8,492		$8,566		$9,725		$1,857		$744

Ratio of Earnings to Fixed Charges	(a )	5.6	x	29.2	x	44.4	x	332.6	x	104.9	x

(a)	In the fiscal year ended December 30, 2001, earnings were insufficient to cover fixed charges by $444.0 million.

(b)	Portion of rent expense under operating leases deemed to be representative of the interest factor.

(c)	Interest expense does not include lease arrangement fees in fiscal 2005 and for the three months ended April 2, 2006. Interest expense in fiscal 2001 through 2004 includes prior bond issuance costs.